Execution Version

AMENDED AND RESTATED SUPPORT AGREEMENT

This Amended and Restated Support Agreement (this “Agreement”), dated as of December 20, 2019, is by and among Strategic Value Partners, LLC, a Delaware limited liability company, and certain investment funds directly or indirectly managed by Strategic Value Partners, LLC, as listed on Schedule A hereto (collectively, “Shareholder” and each individually, a “member” of Shareholder), and Chaparral Energy, Inc. (the “Company”).

RECITALS

WHEREAS, the Company and Shareholder have entered into that certain Support Agreement, dated June 6, 2018 (the “Existing Agreement”), pursuant to which the parties agreed to certain matters in respect of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in the Existing Agreement;

WHEREAS, the Company and Shareholder have engaged in various discussions and communications concerning the Company’s business, financial performance and other matters;

WHEREAS, Shareholder has publicly disclosed that it Beneficially Owns 13,902,367 shares of Class A Common Stock, $0.01 par value, of the Company (the “Common Stock”), which represents approximately 30.0% of the issued and outstanding shares of Common Stock;

WHEREAS, the Company has determined that it is in the best interests of the Company and its shareholders and Shareholder has determined that it is in its best interests to come to an agreement with respect to certain matters in respect of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement; and

WHEREAS, contemporaneously with the execution hereof, the Company and Contrarian Capital Management, L.L.C. (“Contrarian”) are entering into a comparable amendment and restatement to the Support Agreement between those two parties dated August 8, 2018 (as amended and restated, the “Contrarian Support Agreement”);

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Board Representation and Board Matters.
(a)	Effective as of the execution and delivery of this Agreement (such date and time, the “Effective Time”), Shareholder is entitled to designate two Shareholder Designees instead of one, subject to the provisions of Section 1(q) and Section 1(r).
(b)	Prior to the execution of this Agreement, the following actions were taken, in each case effective as of the Effective Time:
(i)	the Board, by a vote of a majority of the Whole Board (as defined in the Company’s Amended and Restated Bylaws (as amended from time to time, the “Bylaws”), increased the authorized number of directors from seven directors to eight directors, thereby creating a new directorship;

(ii)	K. Earl Reynolds, Chief Executive Officer, President and a director of the Company, resigned from each such position, as well as from any other positions he holds with the Company or any Affiliate thereof, thereby creating a vacancy on the Board; provided, however, that Mr. Reynolds will continue to be an employee under his employment agreement until December 27, 2019;
(iii)	Matthew Cabell, who served as a director, Chairman of the Compensation Committee of the Board (the “Compensation Committee”) and as a member of the Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”), resigned from each such position, as well as from any other positions he holds with the Company or any Affiliate thereof thereby creating a second vacancy on the Board;
(iv)	Shareholder notified the Company and the Board in writing that (A) Marc Rowland would no longer be a Replacement Shareholder Designee of Shareholder under this Agreement and (B) Michael Kuharski and Mark “Mac” McFarland were its two Shareholder Designees under this Agreement;
(v)	the Board confirmed that Marc Rowland (the “Mutual Independent Director”) would not be required to resign from the Board, notwithstanding that he no longer served as a Replacement Shareholder Designee;
(vi)	the Board, by a vote of a majority of the Whole Board, appointed Marc Rowland to serve as Chairman of the Board;
(vii)	the Board, by a vote of a majority of the Whole Board, (A) amended and restated the Bylaws to create the position of Designated Independent Director, with the duties and responsibilities set forth in such amendment and restatement, which is attached hereto as Exhibit D, and (B) appointed Kenneth Moore to serve in such capacity;
(viii)	the Board elected Michael Kuharski and Mark McFarland, the two Shareholder Designees to fill the two vacancies created by the two director resignations described above; and
(ix)	the Board appointed Charles Duginski Chief Executive Officer and President of the Company and also elected Mr. Duginski to fill the newly created directorship on the Board.
(c)	Each Shareholder Designee has previously executed and delivered to the Company (x) a completed director and officer questionnaire (the “D&O Questionnaire”), in the form provided, (y) an executed letter in the form attached hereto as Exhibit A (the “Nominee Letter”) and (z) an executed irrevocable resignation in the form attached hereto as Exhibit B (the “Resignation Letter” and, together with the D&O Questionnaire and the Nominee Letter, the “Nomination Documents”). Based on the Nomination Documents delivered by each Shareholder Designee, the Nominating and Governance Committee and the Board have determined that Mr. Kuharski and Mr. McFarland each qualifies as “independent” pursuant to the independence standards of the New York Stock Exchange and SEC rules (the “Independence Standards”).

(d)	Subject to Shareholder’s and Shareholder Affiliates’ (as defined below) compliance with Section 2, the Company will include each Shareholder Designee in its slate of nominees for election as directors of the Company at the Company’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”).
(e)	Subject to Shareholder’s and Shareholder Affiliates’ compliance with Section 2, the Company will use reasonable best efforts to cause the election of each Shareholder Designee to the Board at the 2020 Annual Meeting (including that the Company’s shareholders vote in favor of the election of each Shareholder Designee (along with all of the Company’s nominees) and otherwise supporting each Shareholder Designee for election in a manner no less rigorous and favorable than the manner in which the Company supports any other independent director nominee).
(f)	The Company agrees to hold the 2020 Annual Meeting no later than May 29, 2020.
(g)	It is contemplated that each of the four incumbent Specified Independent Directors and Marc Rowland will stand for re-election at the 2020 Annual Meeting; provided, however, that if, effective as of the 2020 Annual Meeting, a majority of the Whole Board reduces the authorized number of directors to seven directors, then one such incumbent Specified Independent Director will not stand for re-election at such meeting.
(h)	If, prior to the 2020 Annual Meeting, a Specified Independent Director resigns or informs the Board that he or she will not stand for re-election at the 2020 Annual Meeting, then the Nominating and Governance Committee will recommend an individual meeting the Independence Standards and the requirements to be a Specified Independent Director, and the Board will vote to fill the vacancy and/or nominate the replacement nominee to stand for election at the 2020 Annual Meeting, in each case only from a list of individuals recommended to the Board by the Nominating and Governance Committee.
(i)	If, prior to the 2020 Annual Meeting, the Mutual Independent Director resigns or informs the Board that he will not stand for re-election at the 2020 Annual Meeting, then the Nominating and Governance Committee will recommend an individual who (x) meets the Independence Standards and the requirements to be a Specified Independent Director and (y) has been consented to by the Shareholder Designees, and the Board will vote to fill the Mutual Independent Director vacancy and/or nominate the replacement Mutual Independent Director to stand for election at the 2020 Annual Meeting. For the avoidance of doubt, the replacement Mutual Independent Director is not required to meet the requirements specified in the definition of Specified Independent Director.
(j)	If, at any time after the Effective Time, so long as Shareholder, together with all Shareholder Affiliates, satisfies the One Directorship Ownership Condition (as defined herein), the Chairman of the Board resigns from such position or his position as a director of the Company, then the Board will select a new Chairman of the Board by a vote of a majority of the Whole Board in accordance with Section 4.7 of the Bylaws.

(k)	At any time after the Effective Time, so long as Shareholder, together with all Shareholder Affiliates satisfies the One Directorship Ownership Condition, the Company shall not (i) terminate or otherwise remove the Chief Executive Office of the Company from such position or (ii) appoint any person to the role of Chief Executive Officer, in each case, without a vote of a majority of the Whole Board.
(l)	Subject to the provisions of Section 1(g), Section 1(h) and Section 1(i), the Company will include each such Specified Independent Director and the Mutual Independent Director (including any replacement Specified Independent Directors, Mutual Independent Director or nominees therefor) in its slate of nominees for election as directors of the Company at the 2020 Annual Meeting.
(m)	Contemporaneously with the execution of this Agreement, the Board and all applicable committees of the Board will take all action necessary to (x) reconstitute the membership of the Nominating and Governance Committee so that its three members are Kenneth Moore, Michael Kuharski and Doug Brooks and (y) appoint Mark McFarland as a member of the Compensation Committee. Following such appointment and subject to the Nominating and Governance’s and the Board’s determination that a Shareholder Designee continues to meet the Independence Standards (and otherwise meets the applicable requirements for serving on the applicable Board committee), the Board and the Company shall cause such Shareholder Designee to remain a member of the Nominating and Governance Committee or Compensation Committee, as applicable, at all times such Shareholder Designee serves as a member of the Board as contemplated by this Agreement. A majority of the Nominating and Governance Committee and a majority of the Compensation Committee shall consist of Specified Independent Directors.
(n)	At all times while serving as a member of the Board, each Shareholder Designee shall comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to non-management Board members, including the Code of Business Conduct and Ethics, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines (collectively, the “Company Policies”), and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees. Except as may otherwise be required by the SEC, stock exchange listing rules or applicable law, the Company agrees that (i) it will not amend any of the Company Policies in any manner for the purpose of disqualifying any Shareholder Designee and (ii) any changes to the Company Policies, or new Company Policies, will be adopted in good faith and not for the purpose of undermining or conflicting with the arrangements contemplated by this Agreement. The Company has made available to each Shareholder Designee copies of the Company Policies as in effect on the date of this Agreement. Shareholder agrees, and shall instruct each Shareholder Designee, that, consistent with good corporate governance practice, the management of the Company will be conducted by the full Board of Directors, not by an operating committee or steering committee; provided, however, that the Nominating and Governance Committee, the Compensation Committee and the Audit Committee of the Board shall be responsible for the matters set forth in their respective committee charters on the date hereof. Furthermore, all advisors, counsel and consultants retained by the Company shall be instructed that they are to report to, and take direction, from the Company.

(o)	The Company agrees that each Shareholder Designee shall receive the same benefits of director and officer insurance and any indemnity and exculpation arrangements available generally to the Company’s directors. The Company will execute a director indemnification agreement in favor of each Shareholder Designee upon his or her appointment to the Board, in a form substantially the same as that executed in favor of the Board’s current members. Each Shareholder Designee who is an officer or employee of Shareholder or any Shareholder Affiliate has waived any right to receive compensation for service as a director of the Company pursuant to the Company’s director compensation policy, including any stock or cash compensation.
(p)	Should either Shareholder Designee be unable or unwilling to serve on the Board at any time, the Company shall, at the request of Shareholder, add as a member of the Board a qualified replacement that is selected by Shareholder and approved by the Board (by vote of the Specified Independent Directors) (a “Replacement”), such approval not to be unreasonably withheld, delayed or conditioned. Any such Replacement who becomes a Board member in replacement of such Shareholder Designee shall be deemed to be a Shareholder Designee for all purposes under this Agreement, and the Replacement, prior to his or her appointment to the Board, shall be required to provide to the Company equivalent Nomination Documents and meet with representatives of the Nominating and Governance Committee in accordance with the customary practices of the Board and the Nominating and Governance Committee. Subject to the Board’s determination that the Replacement meets the Independence Standards, the Company and the Board shall promptly take all necessary action to cause the election of any Replacement to the Board and the Nominating and Governance Committee or Compensation Committee, as applicable (i.e., whichever of those two committees on which the replaced Shareholder Designee served).
(q)	If at any time after the Effective Time, Shareholder, together with all controlled Affiliates of the members of Shareholder (such controlled Affiliates, collectively and individually, the “Shareholder Affiliates”), ceases collectively to Beneficially Own the lesser of (x) an aggregate of at least 8% of the shares of Common Stock then outstanding and (y) an aggregate of 3,719,850 shares of Common Stock (the “One Directorship Ownership Condition”), then Shareholder shall no longer be entitled to designate any Shareholder Designees to serve on the Board. Accordingly, at such time, the Board shall have the option to accept the resignations of all Shareholder Designees in accordance with Section 1(s).

(r)	If at any time after the Effective Time, Shareholder, together with all Shareholder Affiliates, satisfies the One Directorship Ownership Condition but ceases collectively to Beneficially Own the lesser of (x) an aggregate of at least 16% of the shares of Common Stock then outstanding and (y) an aggregate of 7,439,700 shares of Common Stock (the “Two Directorship Ownership Condition”), then Shareholder shall be entitled to designate one Shareholder Designees to serve on the Board, but not two Shareholder Designees. Accordingly, at such time, the Board shall have the option to accept the resignations of one of the two Shareholder Designees in accordance with Section 1(s) (and, for the avoidance of doubt, the other Shareholder Designee shall not be required to resign).

(s)	With respect to any decrease pursuant to Section 1(q) or Section 1(r) in the number of Shareholder Designees that Shareholder is entitled to designate, the Resignation Letter previously provided by each affected Shareholder Designee in the form of Exhibit B shall become effective and the Board (by vote of the Specified Independent Directors) shall have the option to accept such resignation in its sole discretion, and, if the One Directorship Ownership Condition is no longer satisfied, the Company shall have no further obligations under this Section 1. During the Standstill Period, Shareholder shall notify the Company within five business days if it ceases to satisfy the One Directorship Ownership Condition or the Two Directorship Ownership Condition.
(t)	If at any time after the Effective Time, Shareholder or any of the Shareholder Affiliates breaches in any material respect any of the terms of this Agreement, the Company in good faith notifies Shareholders or the applicable Shareholder Affiliates of such breach, and Shareholder or such Shareholder Affiliate fails to cure such breach within twenty business days following the receipt of written notice thereof from the Company specifying such breach (it being understood that unintentional breaches of this Agreement that by their nature cannot be reversed or undone shall be deemed to have been cured for purposes hereof if Shareholder or a Shareholder Affiliate has taken commercially reasonable actions to reduce the adverse impact of such breach), the Resignation Letter previously provided by each Shareholder Designee shall become effective and the Board (by vote of the Specified Independent Directors) shall have the option to accept such resignation in its sole discretion, and the Company shall have no further obligations under this Section 1.
(u)	The Company promptly after the Effective Time (and promptly following the appointment of any Replacement) shall take all necessary action to cause the obligations of its insurers providing directors’ and officers’ insurance to be primary to any (1) directors’ and officers’ insurance policy issued to Shareholder or a Shareholder Affiliate, and (2) advancement or indemnification rights provided by Shareholder or a Shareholder Affiliate. The Company promptly after the Effective Time shall use its commercially reasonable efforts to amend such policies to clarify that such insurance is primary.
(v)	Shareholder acknowledges, on behalf of itself and the Shareholder Affiliates, that each Shareholder Designee (or Replacement, as applicable) shall have all of the rights and obligations, including fiduciary duties to the Company and its shareholders, of a director under applicable law and the Company’s organizational documents while such Shareholder Designee (or Replacement, as applicable) is serving on the Board.
(w)	Prior to selecting the Company’s slate of director nominees for the 2020 Annual Meeting, the Board shall vote on whether to reduce the number of authorized directors from eight directors to seven directors, effective as of the 2020 Annual Meeting. If the authorized number of directors is reduced below eight, then, from and after such reduction, at least one of the Shareholder Designees must be an individual who meets the Independence Standards and is not officer, employee, Affiliate or Associate of Shareholder or any Shareholder Affiliate.

2.	Standstill and Voting Obligations.

(a)	Shareholder agrees that, from the Effective Time until the earlier of (A) completion of the 2020 Annual Meeting; (B) a material breach by the Company of its obligations under this Agreement that is not cured within twenty business days after receipt by the Company of written notice from Shareholder specifying the material breach (it being understood that unintentional breaches of this Agreement that by their nature cannot be reversed or undone shall be deemed to have been cured for purposes hereof if the Company has taken commercially reasonable actions to reduce the adverse impact of such breach); and (C) 120 days after the date that each Shareholder Designee (including any Replacement) ceases to serve as a director (the “Standstill Period”), no member of Shareholder shall, directly or indirectly, and each member of Shareholder shall cause each Shareholder Affiliate not to, directly or indirectly, take any of the actions set forth below (it being understood and agreed that the following restrictions shall not apply to any Shareholder Designee’s boardroom discussions conducted in such person’s capacity as a director of the Company, or other actions taken in his or her capacity as a director, including his or her responsibilities as a member of a board committee); provided, however, that the restrictions set forth in Sections 2(a)(ii), 2(a)(iv), 2(a)(v) (solely as it relates to any special meeting of stockholders) and 2(a)(viii) (solely as it relates to such Sections) shall not expire until the date that is 90 days after completion of the 2020 Annual Meeting:

(i)	acquire, offer or seek to acquire, agree to acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a pro rata basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company (other than through a broad-based market basket or index) or any voting rights decoupled from the underlying voting securities that would result in the beneficial ownership of 31.0% or more than of the then-outstanding shares of the Common Stock in the aggregate;

(ii)              engage in a “solicitation” of “proxies” (as such terms are defined under the Exchange Act) or written consents of stockholders with respect to, or from the holders of, the Voting Securities (other than any Shareholder Affiliate), for the election of individuals to the Board or to approve stockholder proposals, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined under the Exchange Act) (other than a “solicitation” or acting as a “participant” in support of the nominees of the Board (including any Shareholder Designee) at any stockholder meeting or voting its shares at any such meeting in its sole discretion, or providing such encouragement, advice or influence that is consistent with Company management’s recommendation in connection with such director nominees);

(iii)	form or join a “group” as defined under Section 13(d) of the Exchange Act with respect to the Voting Securities (excluding, for the avoidance of doubt, any group composed solely of Shareholder and Shareholder Affiliates);
(iv)	support or participate in any effort by any person or entity not a party to this Agreement (a “Third Party”) with respect to the matters set forth in Section 2(a)(ii) of this Agreement;
(v)	present at any annual meeting or any special meeting of the Company’s stockholders or through action by written consent any proposal for consideration for action by stockholders or seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board except as set forth herein;
(vi)	grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual meeting or special meeting of stockholders) or deposit any Voting Securities of the Company in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any annual or special meeting or action by written consent (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like), including, without limitation, lend any securities of the Company to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any stockholder vote or consent of the Company;
(vii)	engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including any put or call option, “swap” or hedging transaction with respect to any security (other than a broad based market basket or index)) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company or encourage, initiate or support any person or entity in any such activity; or
(viii)	request, directly or indirectly, any amendment or waiver of the foregoing in a manner that would be reasonably likely to require public disclosure by Shareholder or the Company;

provided that the restrictions in this Section 2(a) shall not prevent Shareholder or any Shareholder Affiliate from making (a) any factual statement as and to the extent required by applicable legal process, subpoena, or legal requirement from any governmental authority with competent jurisdiction over the party from whom information is sought (so long as such request did not arise as a result of discretionary acts by Shareholder or any of the Shareholder Affiliates); and (b) any confidential communication to the Company that would not be reasonably likely to require public disclosure by Shareholder, any Shareholder Affiliate or the Company.

(b)	Shareholder and the Shareholder Affiliates shall cause all Voting Securities owned by them directly or indirectly, whether owned of record or Beneficially Owned, as of the record date for the 2020 Annual Meeting, that Shareholder and the Shareholder Affiliates are entitled to vote at the 2020 Annual Meeting, to be present for quorum purposes and to be voted, at the 2020 Annual Meeting or at any adjournment or postponement thereof, (i) for the election of the Shareholder Designee and any other directors or director nominees who are nominated by the Board for election at the 2020 Annual Meeting and (ii) in accordance with the recommendation of the Board on any other proposals or other business that comes before the 2020 Annual Meeting (other than any proposals relating to (1) amendments to the Company’s articles of incorporation or other organizational documents, (2) mergers, acquisitions, asset sales or purchases, recapitalizations, or other business combinations or extraordinary transactions, or (3) the issuance of Company equity securities or any securities convertible into, or exercisable or exchangeable for Company equity securities, each of which may be voted by Shareholder and the Shareholder Affiliates in their own discretion).
(c)	Nothing in this Section 2 shall be deemed to limit the exercise in good faith by Shareholder Designee of his or her fiduciary duties solely in his or her capacity as a director of the Company.
3.	Public Announcements. Promptly following the execution of this Agreement, the Company shall announce this Agreement by means of a press release in the form attached hereto as Exhibit C (the “Press Release”).
4.	Confidentiality Agreement. The parties hereby agree that, notwithstanding any other provision of this Agreement to the contrary, if so requested by either party and agreed to by the other, Shareholder may be provided confidential information in accordance with and subject to the terms of that certain confidentiality agreement by and between Shareholder and the Company dated June 18, 2018 and supplemented as of July 30, 2019 and November 15, 2019 (as supplemented and as same may be further supplemented or amended from time to time, the “Confidentiality Agreement”).
5.	Non-Disparagement. During the Standstill Period, Shareholder and the Company agree to not make, or cause to be made, and to cause each of their respective officers, directors, members, and employees not to make (whether directly or indirectly through any Affiliate), any public statement or announcement that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the other party or their respective business, operations or financial performance, officers, members, partners or directors or any person who has served as an officer, member, partner or director of the other party in the past, or who serves as an officer, director, partner or agent of the other party (a) in any document or report filed with or furnished to the SEC or any other governmental agency, (b) in any press release or other publicly available format or (c) to any journalist or member of the media (including without limitation, in a television, radio, internet, newspaper or magazine interview).

6.	Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.
7.	Representations and Warranties of Shareholder. Each member of Shareholder represents and warrants that, as of the date of this Agreement, (a) Shareholder, together with all of the Shareholder Affiliates, Beneficially Owns, directly or indirectly, an aggregate of 13,902,367 shares of Common Stock, and such shares of capital stock of the Company Beneficially Owned by Shareholder and the Shareholder Affiliates or in which Shareholder or the Shareholder Affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; (b) except for such ownership, no member of Shareholder, individually or in the aggregate with all other members of Shareholder and the Shareholder Affiliates, has any other Beneficial Ownership of any Voting Securities, including through any derivative transaction described in the definition of “Beneficial Ownership” below; and (c) Shareholder has not provided or agreed to provide, and will not provide, any compensation in cash or otherwise to any Shareholder Designee or any other incumbent or incoming director of the Company, in connection with any role or position such Shareholder Designee or other incumbent or incoming director holds or will hold or any services that have been or will be provided with respect to the Company. For the avoidance of doubt, compensation paid to a Shareholder Designee who is a partner, officer or employee of Shareholder for his or her service in such role to Shareholder is not compensation for a position held at or a service provided with respect to the Company.

8.                  Mutual Releases.

(a)               Effective as of the Effective Time, subject to the limitations set forth in Section  8(c), the Company on behalf of itself and, except for Shareholder and the Shareholder Affiliates, for each of its direct and indirect Affiliates, subsidiaries, subdivisions, successors, predecessors, shareholders, partners, members, managers and assigns, and their present and former officers, directors, legal representatives, employees, agents, and attorneys and other professionals, and their heirs, executors, administrators, trustees, successors and assigns (collectively, “Company Releasing Parties”), hereby irrevocably releases and forever discharges and covenants not to sue: (w) Shareholder and the Shareholder Affiliates, excluding the Company and its subsidiaries (collectively, the “Shareholder Group”), (x) each of the present and former directors and officers of each member of the Shareholder Group, (y) each of the respective direct and indirect parent companies, Affiliates, subsidiaries, subdivisions, successors, predecessors, affiliated management companies, funds or vehicles advised directly or indirectly by any such affiliated management companies, shareholders, members, managers, partners and assigns (collectively with respect to any Person, the Persons in this clause (y), the “Related Entities”) of any member of the Shareholder Group, and (z) each of the present and former Related Entities, officers, directors, managing and executive directors, managers or members of the boards of managers, partners, legal representatives, managers, employees, agents, professional and financial advisors and sub-advisors, investment bankers, accountants, attorneys and other professionals of the persons identified in clauses (x) and (y) immediately above, and the family members, estates, assets, trusts, heirs, executors, administrators, trustees, successors and assigns of the Persons identified in clauses (w), (x), (y) and (z) immediately above (collectively all of the foregoing released Persons in this Section 8, the “Shareholder Released Parties”) of and from any and all claims, causes of action, suits, remedies, debts, liabilities, losses, demands, rights, obligations, damages, expenses, attorneys’ or other professionals’ fees whatsoever then existing or thereafter arising, whether based on or sounding in or alleging (in whole or in part) tort, contract, negligence, strict liability, contribution, subrogation, respondeat superior, violations of federal or state securities laws, breach of fiduciary duty, any other legal theory or otherwise, whether individual, class, direct or derivative in nature, liquidated or unliquidated, fixed or contingent, whether at law or in equity, whether based on federal, state or foreign law or right of action, foreseen or unforeseen, matured or unmatured, known or unknown, disputed or undisputed, accrued or not accrued, or otherwise (collectively, “Company Claims”), that the Company Releasing Parties have, had or can, shall or may now or hereafter have against the Company Released Parties, from the beginning of time up to and through the Effective Time, that arise out of, relate to, or are in any way connected with the Company. For the avoidance of doubt, neither the Company nor any subsidiary thereof is included the Shareholder Group or as a Shareholder Released Party.

(b)	Effective as of the Effective Time, subject to the limitations set forth in Section 8(d), Shareholder, on behalf of itself and, except for the Company and its subsidiaries, for each of its direct and indirect Affiliates, subsidiaries, subdivisions, successors, predecessors, shareholders, partners, members, managers and assigns, and their present and former officers, directors, legal representatives, employees, agents, and attorneys and other professionals, and their heirs, executors, administrators, trustees, successors and assigns (collectively, the “Shareholder Releasing Parties”), hereby irrevocably releases and forever discharges and covenants not to sue: (w) the Company, (x) each of the present and former directors and officers of each of Company and the direct or indirect subsidiaries or Affiliates thereof, (y) each of the Related Entities of the Persons identified in clause (w), and (z) each of the present and former Related Entities, officers, directors, managing and executive directors, managers or members of the boards of managers, partners, legal representatives, managers, employees, agents, professional and financial advisors and sub-advisors, investment bankers, accountants, attorneys and other professionals of the Persons identified in clauses (x) and (y) immediately above, and the family members, estates, assets, trusts, heirs, executors, administrators, trustees, successors and assigns of the Persons identified in clauses (w), (x), (y) and (z) immediately above (collectively all of the foregoing released Persons in this Section 8(b), the “Company Released Parties”) of and from any and all claims, causes of action, suits, remedies, debts, liabilities, losses, demands, rights, obligations, damages, expenses, attorneys’ or other professionals’ fees whatsoever then existing or thereafter arising, whether based on or sounding in or alleging (in whole or in part) tort, contract, negligence, strict liability, contribution, subrogation, respondeat superior, violations of federal or state securities laws, breach of fiduciary duty, any other legal theory or otherwise, whether individual, class, direct or derivative in nature, liquidated or unliquidated, fixed or contingent, whether at law or in equity, whether based on federal, state or foreign law or right of action, foreseen or unforeseen, matured or unmatured, known or unknown, disputed or undisputed, accrued or not accrued, or otherwise (collectively, “Shareholder Claims” and, together with Company Claims, “Claims”), that the Company Releasing Parties have, had, or can, shall or may now or hereafter have against the Company Released Parties, from the beginning of time up to and through the Effective Time, that arise out of, relate to, or are in any way connected with the Company.

(c)	Notwithstanding anything to the contrary contained in this Section 8, the Company Released Parties will remain liable to the Shareholder Releasing Parties, with respect to the liabilities and obligations, if any, they may have to the Shareholder Releasing Parties, (i) pursuant to this Agreement, the Confidentiality Agreement or any other agreement or document executed or delivered pursuant to or in connection with this Agreement and (ii) any rights any Shareholder Releasing Party may have to indemnification or advancement or reimbursement of expenses under any D&O policy, indemnification agreement or pursuant to the organizational documents of the Company or any of its Subsidiaries or employee benefit plan or related trust thereof (in each case, for the avoidance of doubt, as amended from time to time).
(d)	Notwithstanding anything to the contrary contained in this Section 8, the Shareholder Released Parties will remain liable to the Company Releasing Parties, with respect to the liabilities and obligations, if any, they may have to the Company Releasing Parties pursuant to this Agreement, the Confidentiality Agreement or any other agreement or document executed or delivered pursuant to or in connection with this Agreement (in each case, for the avoidance of doubt, as amended from time to time).

(e)	Notwithstanding anything to the contrary contained in this Section 8, no Shareholder Releasing Party or Company Releasing Party is waiving or being required to waive any Claim with respect to any actual and intentional fraud by any other Person, or any right that cannot be waived under applicable Law, and nothing contained in this Release will be construed as an admission by any Shareholder Releasing Party or Company Releasing Party of any liability of any kind to any Person.

(f)	Each of the undersigned, as a Shareholder Releasing Party or a Company Releasing Party (each, a “Releasor”), on behalf of himself, herself or its itself and each other Shareholder Releasing Party or Company Releasing Party, as applicable, that is a Related Entity of such Releasor, hereby waives any and all rights under Section 1542 of the Civil Code of California, and any similar Law, rule, provision or statute of Delaware, New York or any other jurisdiction, which states in full (or otherwise in substance) as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Releasor, on behalf of himself, herself or itself and each other Shareholder Releasing Party or Company Releasing Party, as applicable, that is a Related Entity of such Releasor, hereby knowingly and willingly waives the provisions of Section 1542 of the Civil Code of California and any similar Law, rule, provision or statute of Delaware, New York or any other jurisdiction that operates to bar the release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this release and this Agreement. In particular, each Releasor, on behalf of himself, herself or itself and each other Shareholder Releasing Party or Company Releasing Party, as applicable, that is a Related Entity of such Releasor, hereby acknowledges that it has reviewed this Release with its legal counsel, and each Releasor understands and acknowledges the significance and consequences of this Release and, in particular, of the waiver provided in this Section 8(f).

9.	Certain Defined Terms. For purposes of this Agreement:
(a)	“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; provided, however, that, solely for purposes of Section 1(w), no person shall be deemed to be an Affiliate of another person unless such other person has actual power to direct the activities of the person via a contractual, legal or other right (such as ownership of a majority of the voting stock).
(b)	“Associate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; provided, however, that, solely for purposes of Section 1(w), no person shall be deemed to be an Associate of another person unless such other person has actual power to direct the activities of the person via a contractual, legal or other right (such as ownership of a majority of the voting stock).
(c)	“Beneficially Own,” “Beneficial Owner”, and “Beneficial Ownership” shall have the same meaning as set forth in Rule 13d-3 under the Exchange Act.

(d)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
(e)	The terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.
(f)	“SEC” shall mean the Securities and Exchange Commission.
(g)	“Specified Independent Directors” means the members of the Board (i) who are neither officers of the Company nor employees, officers, Associates or Affiliates of Shareholder, any Shareholder Affiliate, Contrarian or any Contrarian Affiliate (as defined in the Contrarian Support Agreement and (ii) who have never been nominated to serve on the Board by Shareholder, any Shareholder Affiliate, Contrarian or any Contrarian Affiliate or any of their respective Affiliates, Associates or any persons with whom any such person has formed a “group” (within the meaning of Section 13(d)(3) of the Exchange Act).
(h)	“Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities entitled to vote in the election of directors, whether or not subject to the passage of time or other contingencies.
10.	Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any state or federal court sitting in the State of Delaware, in addition to any other remedies at law or in equity, and each party agrees it will not take any action, directly or indirectly, in opposition to another party seeking or obtaining such relief, and it will not allege, and each party hereby waives the defense, that there is an adequate remedy at law. Each of the parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and the federal and other state courts sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than such federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

11.	No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.
12.	Entire Agreement. This Agreement and the Resignation Letters contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto; provided, however, that any waiver or amendment hereof by the Company must be approved by a majority of the Whole Board (as defined in the bylaws of the Company).
13.	Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when email is sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified below in this Section 13:

if to the Company:

Chaparral Energy, Inc.

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

Attention: Corporate Secretary

Email: justin.byrne@chaparralenergy.com

With a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77019

Attention: J. Mark Metts

Email: mmetts@sidley.com

if to Shareholder:

Strategic Value Partners, LLC

100 West Putnam Ave.

Greenwich, CT 06830

Attention: David B. Charnin

Email: dcharnin@svpglobal.com

With a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Eleazer Klein

Email: Eleazer.Klein@srz.com

14.	Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.
15.	Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.
16.	Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.
17.	No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons, except with respect to Shareholder Designee (including any Replacement) and except for the Company Released Parties and the Shareholder Released Parties pursuant to Section 8.
18.	Fees and Expenses. Each party will bear its own costs, fees and expenses in connection with this Agreement.
19.	Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances. Any share numbers set forth in this Agreement shall be adjusted as necessary for any stock splits, stock dividends, reverse stock splits, recapitalizations or similar events (other than stock buybacks or repurchases).

[Signature Pages Follow; Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

Chaparral Energy, Inc.

By:	/s/ Justin Byrne
Name:	Justin Byrne
Title:	Vice President and General Counsel

[Signatures continued on the following page.]

[Signature Page to Amended and Restated Support Agreement]

Strategic Value Partners, LLC

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

Strategic Value Master Fund, Ltd.

By:	Strategic Value Partners, LLC, its
Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

Strategic Value Opportunities Fund, L.P

By:	SVP Special Situations III A, LLC, its
Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

Strategic Value Special Situations Master Fund IV, L.P.

By:	SVP Special Situations IV, LLC, its
Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

[Signatures continued on the following page.]

[Signature Page to Amended and Restated Support Agreement]

Strategic Value Special Situations Fund III, L.P.

By:	SVP Special Situations III, LLC, its
Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

Strategic Value Special Situations Offshore Fund III, L.P.

By:	SVP Special Situations III, LLC, its
Investment Manager

By:	/s/ James Dougherty
Name:	James Dougherty
Title:	Chief Financial Officer

[Signature Page to Amended and Restated Support Agreement]

SCHEDULE A

SVP ENTITIES

Strategic Value Master Fund, Ltd.

Strategic Value Opportunities Fund, L.P.

Strategic Value Special Situations Master Fund IV, L.P.

Strategic Value Special Situations Fund III, L.P.

Strategic Value Special Situations Offshore Fund III, L.P.

EXHIBIT A

FORM OF NOMINEE LETTER

December 20, 2019

Attention: Board of Directors

Chaparral Energy, Inc.

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

Re: Consent

Ladies and Gentlemen:

This letter is delivered pursuant to the Amended and Restated Support Agreement, dated as of December 20, 2019 (the “Agreement”), by and among Strategic Value Partners, LLC, a Delaware limited liability company, and certain investment funds directly or indirectly managed by Strategic Value Partners, LLC, as listed on Schedule A to the Agreement (collectively, “Shareholder”), and Chaparral Energy, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined shall have the respective meanings set forth in the Agreement.

In connection with the Agreement, I hereby consent to (a) serve as a director on the Board effective December 20, 2019, (b) if nominated by the Company, be named as a nominee for the position of director of the Company in the Company’s proxy statement for the 2020 Annual Meeting and (c) serve as a director if I am so elected at the 2020 Annual Meeting. I also agree that, from the date hereof until the date at which I cease to serve as a director on the Board, I will provide to the Company, as requested by the Company from time to time, such information as the Company is entitled to reasonably receive from other non-management members of the Board that is required to be disclosed in proxy statements or other reports or filings under applicable law or securities exchange listing requirements.

At all times while serving as a member of the Board, I agree to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s Code of Business Conduct and Ethics, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and corporate governance guidelines, in each case that have been identified to me, and preserve the confidentiality of the Company’s business and information, including discussions or matters considered in meetings of the Board or Board committees, in each case, subject to the terms of the Agreement. I further acknowledge that, consistent with good corporate governance practice, the management of the Company will be conducted by the full Board of Directors, not by an operating committee or steering committee; provided, however, that the Nominating and Governance Committee, the Compensation Committee and the Audit Committee of the Board, shall be responsible for the matters set forth in their respective committee charters on the date hereof. Furthermore, all advisors, counsel and consultants retained by the Company shall be instructed that they are to report to, and take direction, from the Company. [I hereby waive any right to receive compensation for service as a director of the Company pursuant to the Company’s director compensation policy, including any stock or cash compensation. I acknowledge and agree that the foregoing obligations are in addition to the fiduciary and common law duties of any director of a Delaware corporation.]1

Sincerely,

 ___________________________

1 Note: [The bracketed language will not be included for any Shareholder Designee who is not an officer, or employee of Shareholder or any Shareholder Affiliate.]

EXHIBIT B

FORM OF IRREVOCABLE RESIGNATION

December 20, 2019

Attention: Board of Directors

Chaparral Energy, Inc.

701 Cedar Lake Boulevard

Oklahoma City, Oklahoma 73114

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to the Support Agreement, dated as of December 20, 2019 (the “Agreement”), by and among Strategic Value Partners, LLC, a Delaware limited liability company, and certain investment funds directly or indirectly managed by Strategic Value Partners, LLC, as listed on Schedule A to the Agreement (collectively, “Shareholder”), and Chaparral Energy, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined shall have the respective meanings set forth in the Agreement. Effective only upon, and subject to, (1) such time as Shareholder, together with the Shareholder Affiliates, continues to meet the One Directorship Ownership Condition and the Two Directorship Ownership Condition, or (2) Shareholder or any Shareholder Affiliate breaches in any material respect any of the terms of the Agreement and fails to cure such breach within twenty business days following the receipt of written notice thereof from the Company specifying such breach (it being understood that unintentional breaches of this Agreement that by their nature cannot be reversed or undone shall be deemed to have been cured for purposes hereof if Shareholder or a Shareholder Affiliate has taken commercially reasonable actions to reduce the adverse impact of such breach), I hereby offer to resign from my position as a director of the Company and from any and all committees of the Board on which I serve, with such resignation effective immediately upon a determination by the Board (by vote of the Specified Independent Directors) to accept such resignation in its sole discretion.

This resignation may not be withdrawn by me at any time during which it is effective.

Sincerely,

By: ______________________________________

EXHIBIT C

PRESS RELEASE

Oklahoma City, December 20, 2019 — Chaparral Energy, Inc. (NYSE: CHAP) today announced that its Board of Directors has appointed Charles “Chuck” Duginski as President and Chief Executive Officer, effective December 20, 2019. Mr. Duginski succeeds K. Earl Reynolds in those roles as Mr. Reynolds has resigned to pursue other interests. Mr. Duginski is also joining the Board of Directors as are Michael Kuharski and Mark “Mac” McFarland.  Matthew Cabell is stepping down from the Board.

“We believe Chuck will bring strong leadership and a fresh perspective to Chaparral’s business in the STACK and Merge while at the same time benefitting from the valuable insights of the Chaparral team,” said Chaparral’s Chairman of the Board Marc Rowland.  “With over 25 years of experience, he is a seasoned industry veteran, and we look forward to leveraging his expertise and leadership as we continue to create value for our shareholders.”

Mr. Duginski most recently served as Chief Operating Officer, Senior Vice President, and board member of Tapstone Energy, LLC.  Prior to joining Tapstone, Mr. Duginski served as Chief Operating Officer of Echo Energy. He also served as Vice President – Southern Region Production of Continental Resources, Inc., where he had operational and technical responsibility for the Anadarko Basin. Before Continental, Mr. Duginski held various positions of increasing responsibility at Chesapeake Energy Corporation, including District Manager – Haynesville, then Vice President – Haynesville/Barnett Business Unit. Mr. Duginski began his career in technical roles at Mobil Oil and ExxonMobil and holds a Bachelor of Science in Mechanical Engineering from the University of Oklahoma.

“I am honored to be asked to join and lead the Chaparral team,” Mr. Duginski added. “Opportunities in this basin abound, and I am confident that, with keen focus on technical and operational excellence, safe operations, and improved cost structure, Chaparral will create value even in this challenging upstream environment.”

Mr. Kuharski is a Director on the North American Investment Team of Strategic Value Partners, LLC (“SVP”), Chaparral’s largest shareholder. Prior to joining SVP in 2017, Mr. Kuharski worked with Eaton Park Capital Management where he was an Investment Advisor on the US Fundamental Team, focused on investing across the capital structure in a range of industries. He has also worked at York Capital Management, KKR & Co. and Merrill Lynch. He received a Bachelor of Arts in each of Finance and Economics from the University of St. Thomas and earned his MBA at Harvard Business School.

Mr. McFarland has led organizations and business units in the energy industry for two decades. He is currently Executive Chairman of GenOn Energy Inc. and serves on the board of TerraForm Power (NASDAQ GS: TERP), where he sits on the Audit and Nominating and Governance Committees. Previously, he was President and CEO of GenOn and, before that, Chief Executive Officer of Luminant, a subsidiary of Energy Future Holdings Corp. He has a Bachelor of Science from Virginia Tech University and an MBA from the University of Delaware.

About Chaparral

Chaparral Energy (NYSE: CHAP) is an independent oil and natural gas exploration and production company headquartered in Oklahoma City. Founded in 1988, Chaparral is a pure-play operator focused in Oklahoma’s highly economic STACK Play, where it has approximately 131,000 net acres primarily in Kingfisher, Canadian and Garfield counties. The company has approximately 260,000 net surface acres in the Mid-Continent region. For more information, visit chaparralenergy.com.

EXHIBIT D

SECOND AMENDED AND RESTATED BYLAWS

[See attached.]